Exhibit 8.2

[Letterhead of Nason Yeager, Gerson, White & Lioce, P.A.]

December [●], 2014

Vaporin, Inc.

4400 Biscayne Boulevard

Suite 850

Miami, Florida 33137

RE:	The Merger of Vaporin, Inc., a Delaware corporation (“Vaporin”) into Vapor Corp., a Delaware corporation (“Vapor”) pursuant to that certain Merger Agreement dated December 17, 2014 between Vaporin and Vapor (the “Merger Agreement”) as more particularly described in the Registration Statement dated December 29, 2014 as filed with the Securities and Exchange Commission (the “S-4”)

Ladies and Gentlemen:

We have acted as counsel to Vaporin in connection with the preparation and execution of the Merger Agreement. Pursuant to the Merger Agreement, Vaporin will merge in Vapor under the laws of the State of Delaware. For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement and/or the S-4, and references herein to the Merger Agreement and/or the S-4 shall include all exhibits and schedules thereto.

In rendering this opinion, we have examined the Merger Agreement, the S-4 and such other agreements, instruments, documents and records as we have deemed necessary or appropriate to enable us to render the opinion set forth hereinbelow. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the legal authority of all entities, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us and duplicates or certified or conformed copies, and the authenticity of such copies. We have not undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In connection with rendering this opinion, we have assumed (without any independent investigation) that:

1.          There has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof.

2.          Any representation or statement referred to above made “to the knowledge of”, “to the best of the knowledge” or otherwise similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement, there is in fact no such plan, intention, understanding or agreement.

3.          All statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true and correct in all material respects and will continue to be true and correct in all material respects as of the effective time of the Merger and all other relevant times, and no actions have been (or will be) taken which are inconsistent with such representations.

4.          Vapor and Vaporin will report the Merger on their respective federal income tax returns in a manner consistent with the opinion set forth below.

5.          The Merger will be consummated in accordance with the Merger Agreement (and without any waiver, breach or amendment of any of the provisions thereof) and will be effective under the applicable state laws.

6.          Vapor and Vaporin will comply with all Delaware law related to this Merger.

7.          The Merger Agreement does not violate any other agreement binding either Vapor or Vaporin.

8.          Both Vapor and Vaporin are corporations validly existing and in good standing under the laws of the State of Delaware. Each of them has the corporate power to enter into the Merger Agreement and to complete the Merger contemplated thereunder.

Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that, under current law: (i) the Merger will qualify as a “reorganization” for federal income tax purposes within the meaning of the U.S. Internal Revenue Code Section (the “Code”) 368(a) and (ii) the discussions in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences of the Merger”, insofar as such discussions constitute legal conclusions, are correct in all material respects.

This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, all as in effect as of the date of this opinion. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

This opinion concerning certain of the United States federal income tax consequences of the Merger is limited to the specific United States federal tax consequences presented above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).

Our opinion is subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors or other laws affecting the rights and remedies of creditors generally, and to the exercise of judicial discretion in accordance with general principles of equity.

We express no opinion with respect to the enforceability of any provision of the Merger Agreement that purports to waive or modify a party’s obligations of good faith, fair dealing, diligence, reasonableness, or due notice, to waive equitable rights, remedies or defenses, to exonerate or indemnify a party from or against liability for the party’s own conduct, or to preclude modification of the Merger Agreement through custom or course of conduct.

No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement or to any transaction whatsoever, including the Merger, if all the transactions described in the Merger Agreement are not consummated in accordance with the terms of such Merger Agreement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

We hereby consent to the reference to this opinion letter in the Registration Statement/Prospectus, to the filing of this opinion letter as an exhibit to the Registration Statement/Prospectus and to the reference to our firm in the Registration Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely yours,

NASON, YEAGER, GERSON,
WHITE & LIOCE, P.A.

For the Firm